Invest in afocusedpath.com, Inc.

afocusedpath is the social media platform for getting you involved in education!



🐦 f 📷 **AFOCUSEDPATH.COM** MEMPHIS TN

Technology | Software | Education | Social Impact | Minority Owned

Why you may want to invest in us...

1. Technology company veterans with previous startup experience.

2. Completed, launched, and actively maintaining a minimum viable product (MVP).

3. Innovative, proprietary platform, helping youth and mentoring programs track children's outcomes.

4. CEO was recognized as Business Father of the Year by Memphis City Council.

5. Creating a new and exciting category in Education Technology: Village Engagement

6. We are creating an extremely large, exciting market with projected 50M students and 100M Villagers.

7. Strategic partnership with organizations that educate and/or mentor youths.

Why investors ❤ us

WE'VE RAISED $62,100 SINCE OUR FOUNDING

Roderick would be a good funder because he is passionate and committed to the success of afousepath. This program meets the needs of families effectively in our digital society. Allowing parents to have the support of their child's village virtually, keep and compare

Allowing parents to have the support of their child's village virtually, keep and compare academic data, motivate and encourage their child. Funfing of this program would all afousepath to reach and benefit countless children. This kind of program is needed more now than ever.

Kenya Cervetti
Customer

 *Roderick is a phenomenal businessman. His ideas are remarkable, and his work ethic is unlike no other. A focused path is most definitely a business I will personally invest in.*

April Carter ☆

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The founder



Roderick DeBerry
Founder and Chief Executive Officer
Award-winning entrepreneur. Business Father of the Year, Memphis City Council. EmergeMemphis Entrepreneur of the Year. Formerly Chief Executive Officer ViaSys Technology.



In the news

Weekend Web: A Focused Path

Rod DeBerry tells NBC 5's Art Norman about afocusedpath.com, a new online program that helps build an online community around students as they progress in their education.

January 19, 2018 @ nbcchicago.com

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Downloads



afocusedpath Pitch Deck Wefunder.pdf

A simple idea!

I got tired of hearing family members saying they didn't know little Johnny couldn't read until it was too late! No more excuses. Now everyone can participate in a child's education. Whether you are a family member, friend, or youth organization, our platform brings that child's education to you!

We believe a afocusedpath is the perfect tool for parents to create an online educational village of family, close friends, previous teachers, and other supporters to stay involved in their child's education.

Our solution:



This educational village of supporters will be able to privately view the student's grades, pictures, teacher's information, and other related materials. The educational village can support the child by sending positive reinforcement through words of encouragement or gifts for their accomplishments.

Educators have shared that when both family and community have a vested interest and are actively involved in a child's education, their academic performance is better, leading the way for strong foundational skills to help ease the way to college.

Our proprietary software helps parents and youth organizations identify, engage, and build an educational village that is actively involved in their child's education, Pre-K through 12th grade.

Investor Q&A

– COLLAPSE ALL

What does your company do? ⌄

afocusedpath is the perfect tool for parents and organizations to create an online educational village of family, close friends, previous teachers, and other supporters to stay involved in a child's education.

Where will your company be in 5 years? ⌄

In five years, our hope is that we've created an online digital village platform that's used to get and stay involved in a child's education, by as many DAUs as top social media platforms. The goal is to allow parents/youth and mentoring programs to integrate our proprietary software and world-class design to effectively assess student strengths and weaknesses. By fully deploying this platform, we estimate (though with no guarantees) that we can bring in $50M+ in revenue by 2024.

Why did you choose this idea? ⌄

We're technology industry veterans who believe "It Takes a Village to Educate a Child." Parents and Organizations needed an easy and non-intrusive way to get others involved in the education of children. Our proprietary software and world-class design answers that call.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

Educators have shared when family and community have a vested interest and are actively involved in a child's education, their academic performance is better, leading the way for strong foundational skills to help ease the way to college. We agree! And during this COVID-19 season, parents and kids are in desperate need for others to get involved.

How far along are you? What's your biggest obstacle? ⌄

We've launched and we are seeing impressive early traction. In our first month, we signed up our first client: a pre-school with 30 students. Since then, our local school system has purchased 2,500 subscriptions to be used across 25 elementary schools. We're in talks with several youth programs and mentoring organizations that are interested in using our software for the current school year. Our biggest obstacle was developing an MVP that would meet the needs of our customer base.

Who are your competitors? Who is the biggest threat? ⌄

Options are slim: trying to use social media, SMS, and phone calls to get information about grades from parents or students. Haven't you ever wondered how your relative or friend's children are doing in school? There's an untapped market that's hungry for a solution that keeps you, the Village, engaged. We believe afocusedpath.com is that solution.

What do you understand about your business that others don't get? ⌄

We understand how important a 'Village' is to the success of a child. The village is there to support the family and child by sending positive reinforcement through words of encouragement and stepping up when help is needed.

How will you make money? If you could include your total addressable market, that'd be great. ⌄

Subscriptions start at only $99/year per student! So think about this, in 2019, approximately 56.6 million students attended elementary and secondary school in the United States. Among the 50.8 million students enrolled in elementary and secondary public schools: 1.4 million were in prekindergarten and 3.7 million were in kindergarten. If we were to grow and maintain a 500,000 subscriber base, our financial projections (though not guaranteed) have us at $50M+ revenue by 2024. But we will need your help to reach that point!

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Our biggest risk is an economic downturn, resulting in families spending less on education. However, in this instance, we believe the 'Village' will step up and continue the financial engagement. That would allow cost to be shared across many and not solely be placed on the parents.

What would you do with the money you raise? ⌄

Well, we need to develop our IOS and Android Apps. The first $50,000 will enable us to engage an App developer and an assistant to help us polish the product over the next few weeks. We will apply the rest of the funds to increase sales and marketing via digital platforms and build a stronger presence through parent/teacher awareness programs.